December 21, 2005

VIA EDGAR

Mr. Joseph A. Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Blockbuster Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended September 30, 2005
File No. 001-15153

Dear Mr. Foti:

On behalf of Blockbuster Inc. (“Blockbuster” or the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission, dated December 8, 2005, concerning the above-referenced documents.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, Blockbuster requests that the Staff return to Blockbuster this response letter as soon as the Staff completes its review.

Form 10-K for the year ended December 31, 2004

Form 10-Q for the quarter ended September 30, 2005

Comment:

We note your response to our prior comment. While paragraph 24 of SFAS 95 states that the acquisition of equipment to be rented to others is generally an investing activity and that classification depends on the activity that is likely to be the predominant source of cash flows, these general statements are qualified for equipment to be rented to others for a short period of time and then sold. Paragraph 24 goes on to specify that in those circumstances “the acquisition…of those assets shall be considered operating activities.” As your non-base rental library stock is rented for a short period and then sold, please restate your financial statements to classify purchases of non-base rental library stock as operating cash outflows, consistent with the requirements of SFAS 95 and others in your industry.

Response:

We respectfully submit for your consideration:

Mr. Foti

U.S. Securities and Exchange Commission

December 21, 2005

Background Regarding Blockbuster Rental Library Stock—As we discuss in our Form 10-K and Form 10-Q, our purchases of all rental library stock are capitalized on our balance sheet as non-current assets and amortized over their related useful lives to their respective residual values in accordance with ARB 43.

After the utility of the product, as an asset to be rented to others, has diminished, specific operating activities are undertaken at the store level to sell the asset to our customers in the ordinary course of business. However, our previously rented product that is held for sale continues to be classified as a non-current asset in accordance with ARB 43, chapter 4, paragraph 3, which states that “The definition of inventories excludes long-term assets subject to depreciation accounting” and that the “fact that a depreciable asset is retired from regular use and held for sale does not indicate that the item should be classified as part of the inventory.” We considered this guidance in tandem with paragraph 15 of SFAS 95, which defines investing activities as “acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise’s inventory)” in determining that our rental library purchases should be classified as investing activities.

Both the rental and ultimate sale of our rental library stock are integral components of our rental business. However, approximately 85% of the total revenues generated by our rental library stock are from rental fee revenues.

Classification of Cash Outflows from Purchases of Rental Library Stock—We believe that our treatment of cash flows from the purchase of all rental library stock as investing activities is consistent with our presentation of all rental library stock as non-current assets on our balance sheet and the provisions of SFAS 95.

As discussed in our previous response dated December 5, 2005, we classify the purchase of rental library stock as investing cash outflows because the predominant source of cash flows from our rental library stock is rental fee revenues. We note the Staff’s reference to paragraph 24 of SFAS 95 and the example given for equipment to be rented to others for a short period of time and then sold. We have interpreted this discussion to be further support of the predominant source test. Specifically, we believe that equipment rented for a short time and then sold would generally result in a predominant source of cash flow from the sale of the equipment as opposed to its rental. In that case, we would concur that classification of the equipment purchase as an operating activity would be appropriate. However, that case differs from our situation because the predominant source of cash flows generated by our rental library stock is rental fee revenues and not sales revenues.

Mr. Foti

U.S. Securities and Exchange Commission

December 21, 2005

Lastly, the Staff indicates that others in our industry classify purchases of non-base rental library stock as operating cash outflows. We respectfully submit that our largest home video rental competitor, Hollywood Entertainment Corporation, classified its purchases of rental library stock as investing activities until its acquisition by Movie Gallery, Inc. earlier this year. Additionally, Movie Gallery, Inc. presented its purchases of rental library stock as investing activities prior to its reclassification of these amounts during the first quarter of 2004.

We look forward to discussing these issues with you.

If you have any questions regarding the foregoing in the meantime, please call the undersigned or Larry J. Zine, Executive Vice President, Chief Financial Officer and Chief Administrative Officer at (214) 854-3000.

Very truly yours,

/s/ James A. Howell
James A. Howell Senior Vice President and Corporate Controller

cc:	John F. Antioco, Chairman & CEO, Blockbuster Inc.

Edward B. Stead, EVP & General Counsel, Blockbuster Inc.

Larry J. Zine, EVP, CFO & CAO, Blockbuster Inc.

Bryan Pechersky, VP & Senior Corporate Counsel & Secretary

Robert Kimball, Vinson & Elkins L.L.P.

Paul Gendron, PricewaterhouseCoopers LLP